UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

ROTATE BLACK, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

77866T 10 7

(CUSIP Number)

Dual B. Cooper Jr.

3675 Cliffs Drive

Petoskey, MI 49770

(231) 881-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

———————

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77866T 10 7                                                  13D                                              Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dual B. Cooper Jr. (S.S.N. ###-##-####)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS* 00 (Compensation)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF	7	SOLE VOTING POWER 2,443,252
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,443,252
WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,443,252
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.63%
14		TYPE OF REPORTING PERSON* IN (Individual)

CUSIP No. 77866T 10 7                                                  13D                                              Page 3 of 5 Pages

Item 1.

Security and Issuer.

This statement relates to the Common Stock of Rotate Black, Inc., a Nevada corporation (the "Company"). The Company's principal executive offices are located at 932 Spring Street, Suite 201, Petoskey, MI 49770.

Item 2.

Identity and Background.

Name of Filing Person:

This statement is filed on behalf of Dual B. Cooper Jr., an individual.

Residence Address of Individual:

Dual B. Cooper Jr.

3675 Cliffs Drive

Petoskey, MI 49770

Present Principal Occupation or Employment and Name of Employer:

Dual B. Cooper Jr.

President and Director

Rotate Black, Inc.

932 Spring Street, Suite 201

Petoskey, MI 49770

Proceedings:

During the last five years, Dual B. Cooper Jr. has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Citizenship:

Dual B. Cooper Jr. is a citizen of the United States of America.

Item 3.

Source or Amount of Funds or Other Consideration.

Dual B. Cooper Jr. is the beneficial owner, or may be deemed to be the beneficial owner, of (a) 2,443,252 shares of Common Stock of the Company, for which he received as compensation from Rotate Black, Inc.

Item 4.

Purpose of the Transaction.

The reporting person does not have any plans or proposals, which relate to or would result in:

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

Any material change in the present capitalization or dividend policy of the issuer;

CUSIP No. 77866T 10 7                                                  13D                                              Page 4 of 5 Pages

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investments policy for which a vote is required by section 13 of the Investment Company Act of 1940;

Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the issuer by any person;

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

Any action similar to any of those enumerated above.

The reporting person reserves the right to determine in the future to change the purpose or purposes described above.

Item 5.

Interest in Securities of the Issuer.

(a)

Aggregate Number and Percentage of Securities:

Dual B. Cooper Jr. is the beneficial owner of 2,443,252 shares of Common Stock of the Company, representing approximately 3.63% of the class based upon the number reported as outstanding as of in the Form 10K of the Company filed October 9, 2009.

(b)

Power to Vote and Dispose:

Dr. Thompson has sole power to vote and dispose of the 2,443,252 shares of Common Stock described in (a) above.

(c)

Transactions Within the Past 60 Days:

NONE

(d)

Certain Rights of Other Persons:

Not applicable.

(e)

Date Ceased to be 5% Owner:

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The reporting does not have any contract, arrangement, understanding or relationship with respect to securities of the Company.  The reporting person has not pledged securities of the Company.

Item 7.

Material to be filed as Exhibits.

None

CUSIP No. 77866T 10 7                                                  13D                                              Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of the reporting person's knowledge and belief, the undersigned reporting person certifies that the information set forth in this statement is true, complete and correct.

Date:

By:	/s/ Dual B. Cooper Jr.
Dual B. Cooper Jr.